Exhibit 99.59

Aurinia Pharmaceuticals Inc.

NEWS RELEASE

Aurinia Announces Change to Board of Directors

Victoria, BC—December 9, 2013—Aurinia Pharmaceuticals Inc. (TSX-V:AUP) (“Aurinia” or the “Company”) today announced the resignation of Dr. Robert Foster from its Board of Directors. Dr. Foster remains Chief Scientific Officer of the Company.

Dr. Foster said, “I continue to be a strong supporter of the Company, the Board and Management as we work together to move voclosporin along a new and exciting strategic path, with lupus nephritis as the drug’s lead indication.”

Dr. Richard Glickman, Executive Chairman of Aurinia, commented, “On behalf of the rest of the Board, I would like to thank Bob for his steadfast commitment and many contributions to the Company’s success. For more than 20 years, Bob has championed voclosporin, having first discovered the drug in the mid-90s. We look forward to continuing to benefit from his guidance and support as we move forward.”

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also has a development and commercialization partner for ophthalmologic indications. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the ability of the company to conduct clinical trials and to obtain the necessary regulatory approvals for its products.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contacts:

Dr. Richard Glickman

Executive Chairman

250-213-1523

rglickman@auriniapharma.com

Stephen W. Zaruby

President & CEO

250-708-4293

szaruby@auriniapharma.com

Investor & Media Contact:

Stephen Kilmer

647-872-4849

stephen@kilmerlucas.com